UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                                GSE Systems, Inc.
                  -------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                  -------------------------------------------
                         (Title of Class of Securities)

                                  36227K 10 6
                  -------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 36227K 10 6                                                    Page 2

--------------------------------------------------------------------------------
1)        NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

          ManTech International Corporation
--------------------------------------------------------------------------------
2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                            (a) /  /
                                                            (b) /x /
--------------------------------------------------------------------------------
3)        SEC USE ONLY


--------------------------------------------------------------------------------
4)        CITIZENSHIP OR PLACE OF ORGANIZATION:

          New Jersey
--------------------------------------------------------------------------------
                    5)   SOLE VOTING POWER:

                         797,825
                    ------------------------------------------------------------
  NUMBER OF         6.   SHARED VOTING POWER:
   SHARES
BENEFICIALLY             0
  OWNED BY          ------------------------------------------------------------
    EACH            7)   SOLE DISPOSITIVE POWER:
  REPORTING
   PERSON                797,825
    WITH:           ------------------------------------------------------------
                    8)   SHARED DISPOSITIVE POWER:

                         0
--------------------------------------------------------------------------------
9)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          797,825
--------------------------------------------------------------------------------
10)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:

          Not Applicable
--------------------------------------------------------------------------------
11)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

          15.7%
--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON:

          CO
--------------------------------------------------------------------------------


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CUSIP No. 36227K 10 6                                                    Page 3

--------------------------------------------------------------------------------
1)        NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

          George J. Pedersen
--------------------------------------------------------------------------------
2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                            (a) /  /
                                                            (b) /x /
--------------------------------------------------------------------------------
3)        SEC USE ONLY


--------------------------------------------------------------------------------
4)        CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States
--------------------------------------------------------------------------------
                    5)   SOLE VOTING POWER:

                         56,250
                    ------------------------------------------------------------
  NUMBER OF         6.   SHARED VOTING POWER:
   SHARES
BENEFICIALLY             797,825
  OWNED BY          ------------------------------------------------------------
    EACH            7)   SOLE DISPOSITIVE POWER:
  REPORTING
   PERSON                56,250
    WITH:           ------------------------------------------------------------
                    8)   SHARED DISPOSITIVE POWER:

                         797,825
--------------------------------------------------------------------------------
9)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          854,075
--------------------------------------------------------------------------------
10)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:

          Not Applicable
--------------------------------------------------------------------------------
11)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

          16.9%
--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON:

          IN
--------------------------------------------------------------------------------


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CUSIP No. 36227K 10 6                                                    Page 4

--------------------------------------------------------------------------------
1)        NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

          John A. Moore, Jr.
--------------------------------------------------------------------------------
2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                            (a) /  /
                                                            (b) /x /
--------------------------------------------------------------------------------
3)        SEC USE ONLY


--------------------------------------------------------------------------------
4)        CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States
--------------------------------------------------------------------------------
                    5)   SOLE VOTING POWER:

                         83,925
                    ------------------------------------------------------------
  NUMBER OF         6.   SHARED VOTING POWER:
   SHARES
BENEFICIALLY             0
  OWNED BY          ------------------------------------------------------------
    EACH            7)   SOLE DISPOSITIVE POWER:
  REPORTING
   PERSON                83,925
    WITH:           ------------------------------------------------------------
                    8)   SHARED DISPOSITIVE POWER:

                         0
--------------------------------------------------------------------------------
9)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          83,925
--------------------------------------------------------------------------------
10)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:

          Not Applicable
--------------------------------------------------------------------------------
11)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

          1.7%
--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON:

          IN
--------------------------------------------------------------------------------


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CUSIP No. 36227K 10 6                                                    Page 5

Item 1(a).     Name of Issuer:

                    GSE Systems, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

                    8930 Stanford Boulevard
                    Columbia, Maryland  21045

Item 2(a).     Name of Persons Filing:

                    ManTech International Corporation
                    George J. Pedersen
                    John A. Moore, Jr.

Item 2(b).     Address of Principal Business Office, or, if None, Residence:

                    ManTech International Corporation
                    12015 Lee Jackson Highway
                    Fairfax, Virginia  22033

                    George J. Pedersen
                    Chairman of the Board, President and Chief Executive Officer ManTech International Corporation
                    12015 Lee Jackson Highway
                    Fairfax, Virginia  22033

                    John A. Moore, Jr.
                    Chief Financial Officer
                    ManTech International Corporation
                    12015 Lee Jackson Highway
                    Fairfax, Virginia  22033

Item 2(c).     Citizenship:

                    See Item 4 of Cover Pages

Item 2(d).     Title of Class of Securities:

                    Common Stock, par value $.01 per share

Item 2(e).     CUSIP No:  36227K 10 6


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CUSIP No. 36227K 10 6                                                    Page 6

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)    [ ]  Broker or Dealer registered under Section 15 of the Act

        (b)    [ ]  Bank as defined in Section 3(a)(6) of the Act

        (c)    [ ]  Insurance Company as defined in Section 3(a)(19) of the Act

        (d)    [ ]  Investment Company registered under Section 8 of the
                    Investment Company Act

        (e)    [ ]  Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940

        (f)    [ ]  Employee Benefit Plan, Pension Fund which is
                    subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

        (g)    [ ]  Parent Holding Company in accordance with
                    240.13d-1(b)(ii)(G) (Note:  See Item 7)

        (h)    [ ]  Group, in accordance with (Section) 240.13d-1(b)(1)(ii)(H)

Item 4.        Ownership.

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)    Amount Beneficially Owned:  See Item 9 of Cover Pages

        (b)    Percent of Class:           See Item 11 of Cover Pages

        (c)    Number of shares as to which such person has:

               (i)    sole power to vote or to direct
                      the vote:            See Item 5 of Cover Pages

               (ii)   shared power to vote or to direct
                      the vote:            See Item 6 of Cover Pages

               (iii)  sole power to dispose or to direct
                      the disposition of:  See Item 7 of Cover Pages

               (iv)   shared power to dispose or to direct
                      the disposition of:  See Item 8 of Cover Pages

       Each reporting person disclaims beneficial ownership of all shares as to which he or it does not have the sole power to vote and dispose.


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CUSIP No. 36227K 10 6                                                    Page 7

Item 5.        Ownership of Five Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                     Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                     Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

                     See Cover Pages.  The original filing of this Schedule 13G on February 13, 1996, also identified Michael J. Cromwell, III, as a reporting person. Mr. Cromwell reported sole ownership of 69,211 shares of GSE Systems, Inc. Common Stock and reported, but disclaimed, ownership of the 797,825 shares of such Common Stock held by ManTech International Corporation ("ManTech"). Since
               Mr. Cromwell resigned as an employee, officer and director of ManTech during 1996, Mr. Cromwell is no longer part of this joint filing by ManTech and certain of its officers.

Item 9.        Notice of Dissolution of Group.

                     Not Applicable.

Item 10.       Certification.

                     Not Applicable.

CUSIP No. 36227K 10 6                                                    Page 8


                                    Signature

       After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. Each of the undersigned agrees that this statement may be executed in one or more counterparts.



Dated:  February 13, 1997



MANTECH INTERNATIONAL CORPORATION


By: /s/ JOHN A. MOORE, JR.
   ----------------------------
   John A. Moore, Jr.
   Chief Financial Officer




/s/ GEORGE J. PEDERSEN
------------------------------
George J. Pedersen




/s/ JOHN A. MOORE, JR.
------------------------------
John A. Moore, Jr.

CUSIP No. 36227K 10 6                                                    Page 9


                          Exhibit Index to Schedule 13G


Exhibit A Joint Filing Agreement, dated as of February 13, 1997, among ManTech International Corporation, George J.
              Pedersen and John A.
              Moore, Jr.